[Letterhead of Oasis Petroleum Inc.]
Via EDGAR and Federal Express
April 9, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-6248

Re:	Oasis Petroleum Inc. Registration Statement on Form S-1 Filed March 4, 2010 File No. 333-165212
Ladies and Gentlemen:
     Set forth below are the responses of Oasis Petroleum Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2010, with respect to the Company’s Form S-1 initially filed with the Commission on March 4, 2010, File No. 333-165212 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.
General
1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Securities and Exchange Commission
April 9, 2010

     Response:
     We acknowledge the Staff’s comment and will revise the Registration Statement to include a price range when such a range becomes available. We intend to include this information sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review the information and to enable us to respond to any additional comments the Staff may have as a result of the inclusion of this information.
2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Section VIII of the March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.
     Response:
     We acknowledge the Staff’s comment and have included the requested graphic materials and artwork in the prospectus forming a part of the Registration Statement. The graphic materials and artwork are located on the inside front cover of the prospectus included in Amendment No. 1.
3. Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.
     Response:
     We acknowledge the Staff’s comment and have filed with Amendment No. 1 all exhibits that are currently available. We intend to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable us to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.
4. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.
     Response:
     We acknowledge the Staff’s comment and confirm our understanding that FINRA must provide notice of the completion of its review and clearance of the underwriting terms and arrangements of the offering prior to the Staff declaring the Registration Statement effective.
Industry and Market Data, page i
5. Throughout your prospectus you set forth market data and certain statistical information and forecasts obtained through a variety of sources. You state that although you believe these third-party sources are reliable, you have not independently verified the

Securities and Exchange Commission
April 9, 2010

information and cannot guarantee its accuracy and completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please ensure that this subsection is in a section of the prospectus not subject to paragraph (d) of Rule 421.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to remove the suggestion that we lack a reasonable belief as to the accuracy and completeness of the market data included in the prospectus. Please see page (i) of the prospectus included in Amendment No. 1.
Prospectus Summary
Our Competitive Strengths, page 3
6. Provide independent support for your statement that your Williston Basin acreage is one the largest concentrated leasehold positions in the basin.
     Response:
     We acknowledge the Staff’s comment and have revised the referenced statement such that it now reads “[w]e believe our acreage is one of the largest concentrated leasehold positions in the basin prospective in the Bakken formation...” Please see pages 3 and 62 of the prospectus included in Amendment No. 1.
     Our statement that our Williston Basin acreage is one of the largest concentrated leasehold positions in the basin prospective in the Bakken formation is based on our knowledge of the basin, public statements by other operators in the basin and independent third party records. Based on public statements made by thirteen other publicly reporting companies with significant leasehold positions in areas of the Williston Basin prospective in the Bakken formation, our net acreage position represented the eighth largest leasehold position among such companies as of December 31, 2009. Please see Annex A for a listing of these companies and their publicly announced acreage positions.
     According to records publicly available from the State of North Dakota, over 200 operators hold leasehold positions in the Williston Basin. Based on our knowledge of the basin, we do not believe any of these operators have leasehold acreage positions in the basin larger than our position other than the companies detailed on Annex A. Therefore, we believe that our acreage position in the Williston Basin is one of the largest in the basin. In addition, based on our knowledge of the basin, we believe that our leasehold position is significantly more concentrated than most other operators with significant acreage positions in the Williston Basin.

Securities and Exchange Commission
April 9, 2010

7. Please clarify and support your statement that your management team is one of your principal competitive strengths with a “proven track record in identification, acquisition and execution of resource conversion opportunities.”
     Response:
     Our statement that our management team has a “proven track record in identification, acquisition and execution of resource conversion opportunities” is based on the prior industry experience of our management team, which has, on average, over 25 years of such prior experience, primarily at Burlington Resources. A significant portion of this experience involved resource conversion plays. Specifically, our Chief Executive Officer, Chief Operating Officer and/or other of our executive officers were involved in the following successful resource conversion plays:
•	The acquisition, operation and execution of Fruitland Coal, a coalbed methane development located in the San Juan Basin.

•	The acquisition or operation and execution of a tight gas sands development in the San Juan Basin.

•	The operation and execution of Cedar Hills, a horizontal drilling development located in the Williston Basin.

•	The operation and execution of Upper Bakken Shale, a horizontal drilling and development play located in the Williston Basin.

•	The acquisition, operation and execution of a basin-centered-gas resource conversion project located in the Western Canadian Sedimentary Basin.

•	Acquisitions of producing property and acreage in the Barnett Shale located in the Fort Worth Basin.

•	The operation and execution of a tight gas sands development in the Sichuan Basin.

•	The operation and execution of a coalbed methane development located in the Black Warrior Basin.
8. In light of your statement in a risk factor on page 16 that your experience with horizontal drilling in the Bakken and Three Forks formations is limited, please provide support for your statement that your team possesses substantial expertise in horizontal drilling and prior experience in the Williston Basin.
     Response:
     Our statement that our management team has substantial experience in horizontal drilling and in the Williston Basin is based on the experience of certain members of our management team who participated in horizontal drilling projects in the Williston Basin primarily while at Burlington Resources or its predecessors. For example, Taylor Reid, our Chief Operating Officer served in positions of

Securities and Exchange Commission
April 9, 2010

varying responsibility including drilling engineer, drilling rig supervisor, asset manager and production superintendent with Burlington Resources’ in its Williston Basin operations over a 6-year period from 1991 to 1997. Additionally, Kent Beers, our Senior Vice President Land, held various land managerial position in the Williston Basin for a 10-year period and Robert Candito, our Senior Vice President Exploration, was a district geologist in the Williston Basin for a 4-year period.
     At the time these and other members of our management team were at Burlington Resources, Burlington was a significant lease and mineral holder in the Williston Basin. Burlington utilized horizontal drilling techniques extensively to develop reserves in multiple horizons. Much of Burlington Resources’ horizontal drilling activity during this period was in the Upper Bakken Black Shale and the Red River “B” horizons in the Williston Basin, where it drilled over 300 horizontal wells through the end of 1998.
     While our management team has substantial experience in both horizontal drilling and in the Williston Basin, Oasis as an entity has a limited history of using the latest horizontal drilling techniques in the Bakken and Three Forks formations of the Williston Basin. We have revised the disclosure on page 16 of the prospectus included in Amendment No. 1 to clarify this distinction.
9. We note your statement that you intend to maintain operating control over a majority of your portfolio. Please clarify this statement and your relative competitive strength in this respect, in light your disclosure in a risk factor on page 17 that expect you will not be the operator on approximately 48% of your identified gross drilling locations.
     Response:
     We expect that we will operate 142.8, or 82%, of our 173.1 identified net drilling locations. We believe that this provides us with operational control over a substantial majority of our portfolio, as disclosed on pages 4 and 61 of the prospectus included in Amendment No. 1. We have revised the disclosure on page 17 of the prospectus included in Amendment No. 1 to include the expected percentage of net drilling locations for which we are not operator.
Marketing and Transportation, page 5
10. We note your disclosure here of the current takeaway capacity, as well as your risk factors on page 18 that discuss the risk from oil production surpassing local transportation and refining capacity, which can result in substantial discounts from the WTI crude oil price. You also disclose that you generally do not purchase firm transport out of the Williston Basin on third-party facilities. For more informative disclosure, please also discuss your primary method for transport that you have employed thus far and anticipate next year, whether it be truck, rail, or pipeline, and/or if you sell any portion of your oil to other producers directly at the wellhead.

Securities and Exchange Commission
April 9, 2010

     Response:
     We respectfully acknowledge the Staff’s comment. We sell a substantial majority of our oil production directly at the wellhead and are not responsible for its transportation and have provided clarifying disclosure on pages 5 and 63 of the prospectus in this regard. While we are not directly responsible for transportation, the price we receive at the wellhead is impacted by transportation and refining infrastructure constraints and we have revised our disclosure to provide additional detail in this regard. Please see pages 5 and 63 of the prospectus included in Amendment No. 1.
The Offering
Use of Proceeds, page 6
11. Please provide disclosure on the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional shares from you.
     Response:
     We acknowledge the Staff’s comment, however, we no longer intend to grant the underwriters an option to purchase additional shares from us. Rather, the underwriters will have an option to purchase additional shares solely from the selling stockholder. Accordingly, we will not receive any proceeds as a result of the underwriters’ exercise of its option to purchase additional shares and have provided disclosure on page 7 in this regard.
Risk Factors
The inability of one or more of our customers to meet their obligations . . . page 26
12. You disclose concentration of your oil and natural gas receivables with several significant customers, and that you do not require your customers to post collateral. You also disclose your exposure to the risk of financial losses when a counter-party to your derivative instruments defaults on its contractual obligation. As such, please discuss how you assess the credit standing of your significant customers for oil and gas receivables, as well as your counterparties on derivative instruments, and how often you update this assessment to reflect changing market conditions.
     Response:
     We acknowledge the Staff’s comment and have included additional disclosure in Amendment No. 1 to specify that, while we do not require our customers to post collateral and we do not have a formal process in place to evaluate and assess the credit standing of our significant customers for oil and gas receivables and the counterparties on our derivative instruments, we evaluate the credit standing of such counterparties on an ongoing basis as we deem appropriate under the circumstances. This evaluation may include reviewing a counterparty’s latest financial information and, in the case of a customer with receivables, their historical

Securities and Exchange Commission
April 9, 2010

payment record, the financial ability of the customer’s parent company to make payment if the customer cannot and performing necessary due diligence to determine credit terms and credit limits. The counterparties on our derivative instruments currently in place are lenders under our revolving credit facility and we are likely to enter into any future derivative instruments with these or other lenders under our revolving credit facility. Please see page 59 of the prospectus included in Amendment No. 1.
Use of Proceeds, page 34
13. We note your disclosure that you intend to use the proceeds of this offering to repay all of your outstanding indebtedness under your revolving credit facility, which you disclosed previously to be $13 million as of March 1, 2010. The remaining proceeds you disclose will be used to fund exploration, development, and other capital expenditures, as well as for general corporate purposes. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. It is insufficient to indicate only that the proceeds will be used in the aggregate for certain purposes and for “general corporate purposes.” Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify that we intend to use the remaining proceeds from this offering, after the repayment of debt, to fund our exploration and development program and not for general corporate purposes. Because we have revised this disclosure in this respect, we have not presented the uses of proceeds in tabular form as requested, but have instead presented the information as a list. Please see pages 7 and 34 of the prospectus included in Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 39
14. We note your disclosure that oil and natural gas prices have historically been volatile and movements in price may affect your financial position and the economic viability of quantities of your reserves. Please tell us what thought you gave to discussing the direction of oil and gas prices over your reporting periods, and how this has affected your reserves, operations, including your capital expenditures and number of rigs employed, and results from operations, including impairment charges. In this regard, we note generally that the rig count in the Williston Basin rapidly declined from a peak rate of 93 rigs running in November 2008 to 31 rigs running in May 2009, but has since rebounded to over 103 as of March 17, 2010, with these fluctuations largely corresponding to upward or downward movements in the price of oil over this period. We also note that you reduced your planned 2009 capital expenditure program and entered into discussions regarding early termination of drilling rig contracts with two drilling contractors.

Securities and Exchange Commission
April 9, 2010

     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to discuss the direction of oil and gas prices over our reporting periods, and how this has affected our reserves, operations, including our capital expenditures and number of rigs employed, and results from operations, including impairment charges. Please see page 40 of the prospectus included in Amendment No. 1.
15. If there are other factors that affected your capital expenditures, please discuss these. Please also discuss whether you believe these factors may affect your future capital expenditures and operations.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include the manner in which availability of capital affected our capital expenditures and to discuss the effect the availability of capital may have on our future capital expenditures and operations. Please see page 41 of the prospectus included in Amendment No. 1.
16. Your disclosure states that your farm-in and purchase agreement in connection with the acquisition of the East Nesson properties in May 2008 obligated you to spend $15.1 million of drilling costs on behalf of the other parties. Please clarify how you accounted for this obligation.
     Response:
     Pursuant to the farm-in and purchase agreement related to our acquisition of the East Nesson properties in May 2008, we received contingent rights with respect to certain oil and gas leases in return for a cash payment of $14 million, the reimbursement of $1.6 million for seismic data costs previously incurred by the sellers and an obligation by us to spend $15.1 million to pay the drilling, completion and equipment costs that the sellers would have been otherwise required to pay based on their respective working interests in certain “Commitment Wells” defined in the agreement. We refer to these drilling, completion and equipment obligations as the “Drilling Carry.”
     We viewed the Drilling Carry as a future performance commitment that did not require financial statement recognition other than disclosure as a future obligation. We did not record the undeveloped acreage surrounding the Commitment Wells as an asset because we would not receive title to such acreage until the Drilling Carry was satisfied through the drilling of the Commitment Wells and payment of drilling costs equal to the Drilling Carry prior to June 1, 2010.

Securities and Exchange Commission
April 9, 2010

     However, title for each individual Commitment Well drilling location was transferred to us once drilling was scheduled to commence on that particular Commitment Well in order to meet regulatory drilling requirements and establish our ownership in the well. We then recorded well and equipment costs as each Commitment Well was drilled. The sellers deemed that we had satisfied the Drilling Carry obligation effective January 1, 2009 and title to the undeveloped acreage surrounding the Commitment Wells was transferred to us at that time.
Sources of our Revenue
Year ended December 31, 2009 as compared to year ended December 31, 2008, page 41
17. Your disclosure states that the “increase in average daily production sold is primarily due to the East Nesson and Sanish acquisitions completed in 2009 and well completions.” Please revise to separately disclose the amount of the increase that was attributable to well completions and the amount that was attributable to acquisitions. We refer you to Item 303(a)(3)(iii) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to separately state the amount of the increase attributable to well completions and the amount attributable to acquisitions. Please see page 43 of the prospectus included in Amendment No. 1.
Expenses
Year ended December 31, 2009 as compared to year ended December 31, 2008
Lease operating expenses, page 44
18. We note your disclosure, “[t]he 2008 unit operating costs were also higher on a per barrel basis due to increased equipment repair and salt water disposal costs for the properties in [y]our West Williston project area.” Please revise your disclosure to clarify why you incurred higher equipment repair and salt water disposal costs in fiscal year 2008 than 2009. Please explain the specific factors that caused these costs to decrease on a per barrel basis in fiscal year 2009.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify the reasons that we incurred higher equipment repair and saltwater disposal costs in fiscal year 2008 than in 2009. The revised disclosure explains the specific factors that caused these costs to decrease on a per barrel basis in fiscal year 2009. Please see page 45 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

Year ended December 31, 2008 compared to period from February 26, 2007 (Inception) through December 31, 2007
Depreciation, Depletion and Amortization, page 46
19. We note your disclosure which describes the reasons that your amortization rate increased from fiscal year 2007 to 2008. However, based you your disclosure, your amortization rate decreased from fiscal year 2007 to 2008. Please revise to discuss the reasons for this decrease.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to describe the reasons for the decrease in our amortization rate from fiscal year 2007 to 2008. Please see pages 47 and 48 of the prospectus included in Amendment No. 1.
Critical Accounting policies and estimates
Impairment of unproved properties, page 54
20. We note that you review lease terms, drilling results or future plans to develop acreage when evaluating whether impairment has occurred with regard to capitalized costs related to your unproved properties. We also note that you have a significant amount of leases that will expire in fiscal year 2010 based on your disclosure on page 68. Please clarify if there are material amounts of costs recorded as of December 31, 2009 that relate to this acreage. If so, please revise your disclosure to identify the projects and the judgments or assumptions that you utilized when determining that related capitalized unproved property costs are not impaired as of December 31, 2009. We refer you to Financial Reporting Codification 501.14.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to specify the carrying amounts associated with the leases which may expire in 2010 if production is not established from such leases, as well as identifying the judgments and assumptions we utilized in determining that capitalized unproved property costs for these properties were not impaired as of December 31, 2009. Please see pages 46 and 55 of the prospectus included in Amendment No. 1.
Our Operations, page 61
21. You do not appear to have also disclosed proved developed reserves and proved undeveloped reserves by product type, i.e., oil and natural gas, in your table of estimated proved reserves on page 63. Please revise. See Item 1202(a) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include proved developed reserves and proved undeveloped reserves by product type in the tables for reserves data. Please see page 65 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

22. We note the disclosure on page 68 that, of your total 498,461 gross acreage, 108,188 gross acres will expire in 2010 unless production from the leasehold acreage has been established. Please tell us the amount of resources you have allocated to establish production in those acres that will expire over the next three years, and what portion of those acres you expect may expire in light of the resources you plan to allocate. In this regard, we note your disclosure that operated wells funded by your 2010 drilling plan represent only a small percentage of your gross identified operated drilling locations, and that you will be required to generate or raise multiples of this amount of capital to develop your entire inventory of identified drilling locations should you elect to do so.
     Response:
     As we have disclosed on page 61 of the prospectus included in Amendment No. 1, our 2010 capital budget is $220 million, the majority of which is dedicated to drilling on our unproved leasehold acreage or extending the lease terms of such acreage. While our capital budgets for 2011 and 2012 have not yet been finalized, we expect to allocate a similar or greater amount of resources in those future years for such drilling, depending upon available cash flows and our ability to access outside sources of capital in the future. We have not determined what percentage of our net acreage may actually expire in the future, and, while we expect that some portion of such acreage will expire, we intend to actively manage our portfolio of unproved leasehold acreage to ensure that the most attractive areas are drilled or extended to hold their value or otherwise manage the properties to minimize lease expirations. In addition, our ability to access capital will change significantly as a result of completing our initial public offering and may enable us to significantly increase our capital expenditure budget.
Executive Compensation and Other Information
Compensation Discussion and Analysis
Elements of our Compensation and Why We Pay Each Element, page 90
23. You disclose that in setting base salaries, the company in 2010 and in future years the compensation committee anticipates targeting base salaries to the 50th percentile of your peer group. In light of this, please clarify what you mean by the tabular disclosure indicating that Mssrs. Nusz and Reid’s base salaries for 2010 are set at the 87.8% and 104.3% “of 50th Percentile of 2010 Peer Group”, respectively. For example, it might be helpful to disclose what is the 50th Percentile of the 2010 Peer Group.
     Response:
     We acknowledge the Staff’s comment and have revised the tabular disclosure to indicate the 50th Percentile of our 2010 Peer Group. Please see page 93 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

24. Based upon your disclosure, it appears that the current year targets for your performance metrics under the annual performance-based cash incentive award at the threshold, target, and maximum levels, which will dictate the actual bonuses awarded, are material to an understanding of your executive compensation program. Please disclose these targets or advise.
     Response:
     We acknowledge the Staff’s comment and have included additional disclosure in Amendment No. 1 to specify that, while we do not disclose our specific performance goals incorporated into our annual bonus plans on a prospective basis because we believe it would reveal sensitive information and cause competitive harm to our business, we have revised the disclosure to reflect that, in general, our board of directors attempted to set 2010 objectives for our Named Executive Officers such that there is approximately a 90% probability of achieving the threshold performance metric, a 60% probability of achieving the target performance metric and a 20% probability of achieving the maximum performance metric.
     In addition, we believe that disclosure of our current specific performance goals, which are subject to revision at the discretion of our board of directors, would fail to result in meaningful disclosure to our investors, and could in fact be misleading in the light of both the discretion that the board holds to adjust the performance goals throughout any given performance period and any potential material changes in market conditions or our asset portfolio. Our performance goals serve more as guidelines for the board of directors to utilize throughout the year to ensure that our goals and targets will ultimately reflect our true performance. The performance goals are only one factor utilized by the board of directors, alongside a number of other subjective features, such as extenuating market circumstances, individual performance and safety performance when determining actual amounts of awards. Please see page 94 of the prospectus included in Amendment No. 1.
25. In 2009, you awarded your maximum targeted bonuses, and also awarded each named executive officer a special cash performance bonus. Please quantify the special cash performance bonus for each of the NEOs and discuss the factors you considered in determining the amount of this bonus. We note, for example, that Mr. Nusz received a $543,167 bonus in 2009, which is more than 200% of his base salary of $220,000. Please tell us if this discretionary cash award will still be an option for the compensation committee to award in 2010, above your maximum levels relative to base salary that you have disclosed.
     Response:
     We acknowledge the Staff’s comment and have included additional disclosure in Amendment No. 1 to specify the amounts of the special bonuses awarded to each of our NEO’s during 2009 and that these special bonuses were made in the sole discretion of our board of directors prior to the development of the compensation plan that we expect to have in place following the closing of this offering. While similar special bonuses were awarded to our NEO’s in February 2010 and our compensation committee may make additional special bonuses in the future, we do not expect there would be awards of any additional special bonuses for 2010 or future periods. Please see page 94 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

Summary Compensation Table, page 96
26. Please provide the information required by Item 402(c) for each of the last three completed fiscal years.
     Response:
     We respectfully acknowledge the Staff’s comment. However, after reviewing the relevant rules, we do not believe that we are required to include the information required by Item 402(c) for fiscal years prior to 2009. Instruction 1 to Item 402(c) states that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” We were not a reporting company under either Section 13(a) or 15(d) of the Exchange Act at any time during any fiscal year completed prior to 2009, and we have not previously been required to provide such information in response to a Commission filing requirement. As such, we believe that the disclosure on page 99 of the prospectus included in Amendment No. 1 with regard to the fiscal year ended December 31, 2009 fully complies with the requirements of Item 402(c).
Consolidated Statement of Operations, page F-4
27. We note from your disclosure on page F-13 that Oasis Petroleum LLC has been treated as a partnership for tax purposes, and therefore no recognition has been given to federal or state income taxes in the consolidated financial statements. We also note your disclosure on page 5 that states the partnership interest in Oasis Petroleum LLC will be exchanged for common stock of Oasis Petroleum Inc. simultaneously with the closing of the offering. Since you will no longer be tax exempt upon the closing of the offering, please revise to provide pro forma tax and earnings (loss) per share data on the face of your consolidated statements of operations for at least the most recent fiscal year and interim period (in the event that you have to update your financial statements); we encourage this pro forma presentation for all periods.
     Response:
     We acknowledge the Staff’s comment and have considered the inclusion of both pro forma tax and pro forma earnings (loss) per share data on the face of our consolidated statements of operations. With respect to pro forma tax data, based on our history of losses since inception, we have concluded that any pro forma tax benefit would be offset by a valuation allowance and accordingly, there would be no net tax impact on a pro forma statement of operations. The expected lack of tax impact is discussed on page 44 of the prospectus included in Amendment

Securities and Exchange Commission
April 9, 2010

No. 1 and in the introductory notes to the Unaudited Pro Forma Financial Information on page F-46. Accordingly, we do not believe it is necessary to include pro forma tax data on the face of our financial statements.
     With respect to pro forma earnings (loss) per share data, we will revise our consolidated statement of operations for the year ended December 31, 2009 to include pro forma earnings (loss) per share data in a subsequent amendment to the Registration Statement once we have determined the number of shares that will be outstanding upon the completion of our corporate reorganization. We will include this information sufficiently in advance of effectiveness of the Registration Statement to provide Staff time to review the information and enable us to respond to any additional comments the Staff may have as a result of the inclusion of this information.
     While we have considered the Staff’s suggestion to add similar pro forma data for prior periods, we do not believe this information would be meaningful to investors because our statement of operations for the years ended December 31, 2007 and 2008 are not indicative of our existing operations on either an actual or pro forma basis due to our 2009 acquisition activity.
28. Please clarify why you believe that it is appropriate to present the change in unrealized and realized gain or loss on derivative instruments in other income. In this respect, explain why you do not believe that these gains or losses are related to your operating activities.
Response:
     We present the change in unrealized and realized gain or loss on derivative instruments in other income because our derivative program is executed at the corporate level to manage our risk exposure to changes in oil prices. We do not match derivative transactions at the field or property level and do not manage or document our derivative program in a manner consistent with hedge accounting. Accordingly, we consider this a corporate investing activity rather than an operating activity.
Consolidated Statement of Cash Flows, page F-6
29. Please clarify how you evaluated the provisions of ASC Topic 230-10-45-12 when determining that derivative settlements should be recorded as cash flows from investing activities.
     Response:
     For the reasons discussed in our response to Comment 28 above, we account for our derivative activities as part of our corporate investing activities rather than our operating activities. We consider our derivative program to be a corporate derivative risk management program and believe that our presentation of derivative settlements as part of cash flows from investing activities to be consistent with ASC Topic 230-10-45-12.

Securities and Exchange Commission
April 9, 2010

30. Your disclosure on pages 48 and 49 states that capital expenditures are presented within the consolidated statements of cash flows on cash basis. Therefore, it appears that you excluded capital expenditures which have been purchased but have not been paid for from cash flows from investing activities and recorded those amounts as changes in accounts payable. If this is correct, please explain how you evaluated whether the payment for the capital expenditures recorded in accounts payable would be paid “soon after” the acquisition of the capital expenditures when determining whether investing or operating cash flow presentation was appropriate for these costs.
     Response:
     As noted in the Staff’s comment, we have excluded accrued capital expenditures from our cash flows from investing activities in the preparation of our cash flow statement because the cash associated with such capital expenditures had not been paid as of year-end. Accordingly, the increase in accounts payable also excludes such amounts in the calculation of cash flows from operating activities. The accrued capital expenditures relate to normal AFE capital costs and are paid as part of accounts payable. We determined that these capital expenditures would be paid “soon after” the acquisition of the capital expenditure because the timing for such payments is consistent with other trade accounts payable for lease operating expenses incurred in the normal course of business.
Note 2. Summary of Significant Accounting Policies
Property, Plant and Equipment
Proved Oil and Gas Properties, page F9
31. Please revise to disclose your accounting policy for geological and geophysical costs and costs of retaining undeveloped properties.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include a description of our accounting policy for geological and geophysical costs and costs of retaining undeveloped properties. Please see page F-10 of the prospectus included in Amendment No. 1.
Note 4. Fair Value Measurements, pages F-19 and F-20
32. Please revise your disclosure to provide the information required by ASC Topic 820-10-50-2 for each annual (or interim) period that is included in your financial statements.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include the information outlined in ASC Topic 820-10-50-2 for the year ended December 31, 2008, in addition to the information already presented for the year ended December 31, 2009. Please see pages F-19 and F-20 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

33. Please revise your disclosure to provide all the information required by ASC Topic 820-10-50-5 with regard to your nonrecurring measurements.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include the information outlined in ASC Topic 820-10-50-5 with regard to nonrecurring measurements in Note 2 (820-10-50-5 - Items 2-4) and Note 4 (820-10-50-5 — Item 1). Please see pages F-9, F-18 and F-20 of the prospectus included in Amendment No. 1.
Note 13. Supplemental Oil and Gas Reserve Information — Unaudited
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-31
34. Please revise your disclosure within footnote (1) to disclose the amount of future income tax expense that would have been included as of December 31, 2009 if you were not a tax exempt entity. You should provide such disclosure as you will no longer be a tax exempt entity upon the completion of your offering. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure or PV-10 in any other places in your document.
     Response:
      Based on our history of losses since inception, we have concluded that any pro forma tax benefit would be offset by a valuation allowance and accordingly, there would be no net tax impact on a pro forma statement of operations.
     As discussed in our response to Comment 27 above, while we will become a taxable entity upon the completion of our corporate reorganization, based on our history of losses since inception and expected deductible expenses in excess of earnings in 2010, we expect to incur net tax benefits and to record a full valuation allowance for any associated tax assets that may result. Therefore, we do not expect any net tax impact to be reported at the current time. We also do not expect to incur future income taxes for the foreseeable future. Accordingly, while our standardized measure has historically excluded future income tax expense because of our entity status, we do not expect to incur future income taxes for the foreseeable future, as disclosed on page 44 of the prospectus included in Amendment No. 1. We have revised our disclosure in Note 1 to our standardized measure table to clarify this point. Please see page F-31 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

Bill Barrett Corporation Acquisition Properties
Notes to Statements of Revenues and Direct Operating Expenses, page F-38
35. Please revise to describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired business going forward due to changes in the business and the omission of various operating expenses. Provide similar disclosure in the notes to the Kerogen Acquisition Properties — Statements of Revenues and Direct Operating Expenses.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired businesses going forward due to changes in the business and the omission of various operating expenses. Please see pages F-38 and F-43 of the prospectus included in Amendment No. 1.
Kerogen Acquisition Properties
Unaudited Pro Forma Financial Information, page F-46
36. Revise to disclose how the pro forma statements of operations are not indicative of your operations going forward, because they necessarily exclude various operating expenses.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to describe how the pro forma statement of operations is not indicative of the financial condition or our results of operations going forward due to changes in the business and the omission of various operating expenses. Please see page F-46 of the prospectus included in Amendment No. 1.
Part II. Information Not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page 11-2
37. You disclose various issuances by Oasis Petroleum LLC during the past three years of additional membership interests in connection with capital contributions from its members. As you disclose that each transaction was exempt from registration pursuant to Section 4(2), please disclose if each purchaser was an accredited investor or sophisticated with access to information.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify that each of our members has represented that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933. Please see page II-2 of Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

Exhibits 99.1 and 99.2
38. Please provide the information set forth in Item 1202(a)(8) or tell us why the requested disclosure is inapplicable. For example, disclose the proportion of Oasis’ total reserves covered by the report, discuss the possible effects of regulation on the ability of Oasis to recover the estimated reserves, and a statement that the petroleum engineer used all methods and procedures considered necessary under the circumstances to prepare the report.
     Response:
     We acknowledge the Staff’s comment and W.D. Von Gonten & Co. has revised its report to state the proportion of our total reserves covered by the report, the possible effects of regulation on our ability to recover the estimated reserves and that it used all methods and procedures considered necessary under the circumstances to prepare the report. Please see Exhibits 99.1 and 99.2 to Amendment No. 1.
Exhibit 99.3
39. We note the statement that estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. Please provide a statement that DeGolyer and MacNaughton used all methods and procedures it considered necessary under the circumstances to prepare the report. See Item 1202(a)(8) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and respectfully refer the staff to the final sentence of the report of DeGolyer and MacNaughton which states “DeGolyer and MacNaughton has used all procedures and methods it considered necessary to prepare this report.” Please see Exhibit 99.3 to the Registration Statement.
Engineering Comments Prospectus Summary, page 1
40. Please remove the reference to 3.65 billion barrels of recoverable resources here and on pages 58 and 70. You may only disclose proved, probable and possible reserves, as defined in Rule 4-10(a) of Regulation S-X, in SEC filings.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to remove all references to 3.65 billion barrels of recoverable resources. Please see pages 1, 60 and 72 of the prospectus included in Amendment No. 1.
Summary Historical Operating and Reserve Data, page 11
41. It appears that you are disclosing the natural gas index prices from the Henry Hub here and in the Overview on page 39 and it is so stated in the DeGolyer and MacNaughton reserve report. As all of your operations are in the Rocky Mountain area it would appear that

Securities and Exchange Commission
April 9, 2010

the more appropriate index to use would be the Colorado Interstate Gas (CIG) Hub which for 2009 had an average first-day-of-the-month price of $3.03 per MMBTU. And for 2008 the price was $3.87 per MMBTU for the CIG hub. Please revise your filing to disclose these prices and re-run your proved reserves using the CIG index prices instead of the Henry Hub prices for natural gas or explain to us why you believe the Henry Hub price is the appropriate price to use.
     Response:
     We believe that the Henry Hub spot price is the appropriate natural gas index price for our estimated natural gas reserves rather than the CIG spot price because we have not historically experienced the same geographical takeaway constraints that have affected CIG spot prices. Gas marketing and transportation in the Williston Basin is more closely related to Henry Hub spot prices. Over our thirty-month operating history, the average and median quarterly premium of our realized price for natural gas relative to the Henry Hub spot price is 23% and 18%, respectively, compared to a 105% and 73% average and median premium, respectively, between our realized price for natural gas and the CIG spot price. A graph showing the monthly pricing information for our realized prices, Henry Hub spot prices and CIG spot prices and the respective differential for each month over our operating history is attached as Annex B to this letter.
Management’s Discussion of Analysis of Financial Condition and Results of Operations. page 39
42. Although you provide a general geological description of the Williston Basin and Bakken Shale in other parts of the document, you do not provide any known trends or characteristics that are specific to your operations. For example you produce approximately 3,000 barrels equivalent per day from 69.6 net wells for an average of 43 barrels per day per well. You should expand your disclosure to indicate whether this average production rate is similar to other areas in the Williston Basin and if not, state whether it is higher or lower and whether you foresee the trend continuing. You report that you have approximately 5.6 million barrels of proved developed reserves or about 80 thousand barrels equivalent per well. Expand your disclosure to state whether this average reserve per well is similar to other areas in the Williston Basin and if you foresee future wells having approximately the same amount of reserves. In addition, please include information about the typical initial rates and decline rates of your wells in the Bakken Shale and whether these rates are similar to other wells in other portions of the Bakken Shale. Please see the guidance in Section V of Securities Act Release No. 33-8995.
     Response:
     We acknowledge the Staff’s comment and have included additional disclosure to provide known trends and characteristics that are specific to our operations and to include information about the typical initial rates and decline rates of our wells in the Bakken Shale and whether these rates are similar to other wells in other portions of the Bakken Shale. Please see pages 73 to 74 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

Business Overview, page 58
43. As you have never filed before, the rules require a general discussion of the technologies used to establish the appropriate level of certainty for reserve estimates from material properties. Please see Item 1202(a)(6) of Regulation S-K. This requires more than just naming the technologies commonly used in the industry. Please revise your document as appropriate.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to discuss the technologies used to establish the appropriate level of certainty for reserve estimates from material properties. Please see page 68 of the prospectus included in Amendment No. 1.
44. Item 1203 of Regulation S-K requires that you disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into developed reserves and investments and progress made during the year to convert proved undeveloped reserves, including, but not limited to, capital expenditures. Please revise your document as appropriate.
     Response:
     We acknowledge the Staff’s comment and respectfully refer the Staff to our disclosures regarding increases in proved undeveloped reserves during the year ended December 31, 2009 in the tables on pages 11 and 65 of the prospectus included in Amendment No. 1. As of December 31, 2008, none of our reserves were classified as proved undeveloped reserves. Accordingly, no proved undeveloped reserves were converted into developed reserves and no investments were made in order to convert proved undeveloped reserves into developed reserves during the year ended December 31, 2009. Therefore, we believe our existing disclosure complies with the requirements of Item 1203 of Regulation S-K.
45. As each of your three major fields in the Williston Basin contains more than 15% of your total proved reserves. Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each of these fields. Although you disclosed production, you do not appear to have disclosed production prices or production costs for each of these fields. Please revise your document as appropriate.
     Response:
     We acknowledge the Staff’s comment, however, we do not view our three primary project areas as separate fields. Rather, we believe that the Williston Basin constitutes a single field for the purposes of Item 1204 of Regulation S-K because our production in each of our project areas will come from geologic formations (primarily the Bakken formation) with essentially the same commodity pricing, operating expense characteristics and capital expenditure requirements. We believe this approach is consistent with the manner in which

Securities and Exchange Commission
April 9, 2010

other companies operating in the Williston Basin report their operating results, as well as the understanding of investors. Moreover, we believe that the disclosure of our historical production, production prices and production costs on a project area basis would be neither meaningful nor helpful to an investor because these amounts are generally consistent across our project areas and throughout the Williston Basin.
46. Please disclose any material delivery commitments of oil and natural gas that you may have. If you do not have any please state that. Please see Item 1207 of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to state that we have no material delivery commitments of oil and natural gas. Please see page 76 of the prospectus included in Amendment No. 1.

Securities and Exchange Commission
April 9, 2010

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to David Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ Thomas B. Nusz
Thomas B. Nusz
Chairman, President and Chief Executive Officer

Enclosures

cc:	Kevin Dougherty, Securities and Exchange Commission T. Mark Kelly, Vinson & Elkins L.L.P. David P. Oelman, Vinson & Elkins L.L.P. G. Michael O’Leary, Andrews Kurth LLP David C. Buck, Andrews Kurth LLP

ANNEX A

Company	Net Acreage
Continental Resources Inc.	650,000
Hess Corporation	510,000
EOG Resources, Inc.	500,000
Exxon Mobil Corp. (XTO)	450,000
Marathon Oil Corporation	350,000
Denbury Resources Inc. (Encore)	300,000
Brigham Exploration Company	298,000
Oasis Petroleum Inc.	292,000
Newfield Exploration Company	204,000
Northern Oil & Gas, Inc.	90,000
Whiting Petroleum Corp.	88,000
Questar Corp.	80,000
St. Mary Land & Exploration Company	71,000
Kodiak Oil & Gas Corp.	60,000

ANNEX B

Oasis Williston Gas Price
Avg Realized Price per Well vs Index Price
Monthly Average Gas Price ($/mmbtu or $/mcf)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
HENRY HUB AVG ($/mmbtu)
CIG AVG ($/mmbtu)
OASIS WILLISTON REALIZED AVG per WELL ($/mcf)
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09